Rhine Holdings Limited (In Liquidation)
Companies Winding-up No. 510 of 1998
Report of the Joint and Several Special Managers
At the First Meeting of Creditors and Contributories
Held on Monday, 12 October 1998 at 9:30 a.m.
In the Official Receiver's Office, Queensway Government Offices


I.   Background

Rhine Holdings Limited ("the Company") is principally engaged in the design, manufacture, merchandising and distribution of fine jewellery. The Group manufactures a comprehensive range of moderately priced jewellery products which are typically made of diamonds, precious or semi-precious stones, pearls, karat gold (excluding pure 24 karat gold) and silver. Its major market include the United States ("US"), Western Europe and Asia.

The Company obtained a listing status on the Stock Exchange of Hong Kong in 1993. Trading of shares has been suspended since 10 July 1998 upon the request of the directors of the Company.

The directors remained in the office were David Chui Fat Chuen, Lillian Chui Lau Sau Chun, Shirley Lau Sau Far, Sherman Chui, Ng Kai Shing, Leung Sze Hoo, Wang Ming Quang, Dong Yong Chi, Yu Rong Fang, Li Da Zheng and Liu Jun Yang.

Banque Nationale de Paris, representing a Syndicate Bank Group, presented a petition for winding-up of the Company on 28 July 1998. A winding-up order against the Company was then made by Master Lok in the Court of First Instance of the High Court of Hong Kong on 2 September 1998.

II.  Appointment

The Official Receiver was appointed the Provisional Liquidator of the Company on 2 September 1998 under an order of the Court.

On September 3, 1998, Kennic Lai Hang Lui and Lauren Wu Lau, both of Kennic L.H. Lui & Company, 5th Floor, Ho Lee Commercial Building, 38-44 D'Aguilar Street, Central, Hong Kong, were appointed Joint and Several Agents of the Official Receiver and the Provisional Liquidator of the Company.

     On September 11, 1998, Kennic Lai Hang Lui and Lauren Wu Lau, both of Kennic L.H. Lui & Company, 5th Floor, Ho Lee Commercial Building, 38-44 D'Aguilar Street, Central, Hong Kong, were appointed Joint and Several Special Managers of the Company under an order of the Court issued on the same day.

III. Financial position of the Company

1.   Assets

According to the information available in the Company's accounting records, the assets of the Company as at 2 September 1998 comprise the following:

                                                                           HK$
     Fixed assets                                                      1,468,523
     Investment in and amount due from subsidiaries                  175,378,527
     Rental and sundry deposits and Prepayments                          553,235
     Cash and bank balance                                               681,304
                                                                ----------------
                                                                     178,081,589
                                                                ================

2.   Fixed assets

Details of the fixed assets are summarized below:


                           Leasehold      Furniture &          Equipment &             Motor             Total
                        Improvements         Fixtures            Machinery          Vehicles
                                 HK$              HK$                  HK$               HK$               HK$

Cost                       2,004,944          766,383               16,653         1,461,329         4,249,309
Less: Depreciation        (2,004,944)        (327,380)              (1,802)         (446,660)       (2,780,786)
                         -----------       -----------            ---------        ----------        ----------
Net book value                     -          439,003               14,851         1,014,669         1,468,523
                         ===========       ===========            =========        ==========        ==========

The Joint and Several Special Managers seized and secured the leasehold improvements, furniture & fixtures and equipment & machinery with a total book value of HK$453,854 and have instructed Henry Butcher (HK) Limited to make a valuation thereon. Henry Butcher (HK) Limited value the fixed assets seized and secured by the Joint and Several Special Managers at HK$53,860.

The Joint and Several Special Managers were advised by the directors of the Company that the motor vehicle, a Mercedes Benz of model number S500L, owned by the Company with a net book value of HK$1,014,669, was repossessed by the hire purchases creditor, namely Avco Financial Limited. According to the accounting records of the Company, the amount due to Avco Financial Limited as at 2 September 1998 was HK$1,063,582. The Joint and Several Special Managers have contacted Avco Financial Limited but have not yet received a statement of disposal from Avco Financial Limited and would follow up and investigate whether there would be any surplus available for creditors upon disposal.

3.   Investment in and amounts due from subsidiaries

Based on information available, details of the investment in and amount due from subsidiaries as at 2 September 1998 are summarized below:


                                                     Cost of       Amount due from             Total
                                                   Investment
                                                          HK$                  HK$               HK$

Rhine Investment Holdings Company Limited          70,665,000           77,869,498       148,534,498
Rhine Jewellery Limited                                     -           94,821,161        94,821,161
Liheng Investment (Shanghai) Company Limited                -           65,563,576        65,563,576
Imperial World, Inc.                               28,210,848                    -        28,210,848
Lenten Enterprises Limited                                  -           14,661,359        14,661,359
Haupia Corporation                                    794,914            4,592,431         5,387,345
Rhine Jewellery GmbH                                  225,500               30,371           285,871
Leon International Jewellery Limited                        -               30,371           285,871
Rainier Investment Holdings Corporation                     -               18,593            18,593
Coates-Bridge Limited                                       -               17,640            17,640
Rhine Purchasing Company Limited                            -               10,400            10,400
Rhine Property Development Limited                          -                8,610             8,611
Rhine Sourcing                                              -                7,303             7,303
Comtee Investment Limited                                   -                4,290             4,290
Rhine Strategic Investment Limited                          8          (15,683,493)      (15,683,485)
                                                  -----------          -----------        -----------
                                                           99          242,229,648       341,878,527
                                                  ===========          ===========
Less: Provision for diminution in values                                                (166,500,000)
                                                                                         -----------
Net Book Value                                                                           175,378,527
                                                                                         -----------

A brief summary of work done on the various significant subsidiaries are set out below:

3.1  Rhine Investment Holdings Company Limited ("RIHCL")

RIHCL, a wholly owned subsidiary of the Company, is incorporated in British Virgin Islands.

According to the Company's records, RIHCL acts as an investment holding company for interests in various subsidiaries. The principal subsidiaries include IWI Holding Limited ("IWI"), Rhine Jewellery Limited ("RJL"), Rainier Investment Holdings Corporation ("Rainier Holdings") and Lihend Investment (Shanghai) Company Limited ("Liheng").

According to the management accounts of RIHCL as at 30 June 1998, the total amount of assets of RIHCL was HK$156,509,347, out of which HK$78,687,360 was the amount invested in IWI whilst HK$76,740,679 was due from Liheng. Details of IWI and Liheng are summarized under Section 1.2.1.1 and 1.2.1.4. In view of the financial position of both IWI and Liheng, it appears that a substantial amount may probably be required to be made against the value of RIHCL's investment in IWI and the amount due from Liheng.

The total amount of liabilities of RIHCL, representing amount due to the Company, was HK$77,869,498. The directors of RIHCL however have not provided an estimation on the value of the assets as at 2 September 1998.

3.1.1 IWI Holding Limited ("IWI")

IWI is a company incorporated in British Virgin Islands and listed on the National Association of Securities Dealers, Inc., Automated Quotation System/National Market System ("NASDAQ") market in U.S. IWI holds a wholly owned subsidiary, Imperial World, Inc. ("Imperial"), which is engaged in the wholesale business of Jewellery in U.S. The Joint and Several Special Manager were investigating whether the Company's investment of HK$28,210,848 should be held directly in Imperial World, Inc. or held indirectly through IWI.

According to the Company's records, RIHCL holds 918,750 shares of the ordinary stock of IWI, which represents 35% of the total stock of this class, and 3,644,880 shares of the preferred stock of IWI, which represents 100% of the stock of this class. The preferred shares have voting rights equivalent to one-half vote per share, and a US$1 per share liquidation preference. According to the information provided by the directors of the Company, the listing of ordinary stock of IWI raised a total of US$11,800,000 from the initial public offer by placing 1,727,500 shares between December 1994 and January 1995. The average issued price per share of placement was approximately US$6.83.

The Joint and Several Special Managers were advised by a director that IWI was no longer listed on NASDAQ as the price of its common stock had dropped below the required level set by NASDAQ. The trading of the common stock of IWI is now only available in the OTC (Over the Counter) market. The value of the common stock of IWI per share as at 2 September 1998 was US$0.125, making the total market value of common stock of IWI held by RIHCL US$114,844.

According to information available, Imperial incurred losses in the last 3 financial years. The losses for the years ended 31 December 1996 and 31 December 1997 were US$5,936,000 and US$7,834,000 respectively. According to the management accounts of Imperial for the six months ended 30 June 1998, the loss for the period was US$1,138,323. The directors represented that the reduction of losses was the result of improved profit margin.

The management accounts of Imperial as at 30 June 1998 showed that the total amount of assets and total amount of liabilities of Imperial as at that date were US$8,277,134 and US$5,696,889 respectively, making shareholders' equity as at 30 June 1998 of US$2,580,245. It was noted that the total amount of assets of US$8,277,134 includes trade inventory of US$4,454,903. The directors that a provision for diminution on the value of the inventory might be necessary. The directors of the Company further advised that the losses of Imperial in recent years were expected because of the over-stocking of trading inventories.

The directors of the Company advised that, in order to raise working capital for the Rhine Group, all the IWI shares held by RIHCL were pledged to a Mr. Chan Mau Hing ("Mr. Chan") on 1 July 1998 for a loan of US$230,000 provided by Mr. Chan to RJL. The directors of the Company further advised that Mr. Chan is an unconnected third party. This secured loan bears interest at 8.5% per annum and is to be repaid by 1 September 1998 with a handling fee of 3% on the face value of the loan. In case of default, the pledge, Mr. Chan, could enforce the pledge 10 days after a formal demand notice had been given. Mr. Chan gave the demand notice to RIHCL on 2 September 1998 and the Joint and Several Special Managers were advised that the pledge was enforced and disposed of at a consideration US$145,000 on 24 September 1998. Mr. Chan further wrote to the Joint and Several Special Managers claiming for the loan deficiency of US$101,506 after accrual of interest expenses, handling fee and cost.

The Joint and Several Special Managers have commenced investigation into the details of this loan and pledge transaction and it is expected that the work should be continued.

At the meantime, the Joint and Several Special Managers have written to the share transfer agent in US to request that any share transfer to the IWI shares be withheld pending the result of the investigations taken by the Joint and Several Special Managers. The request has been acknowledged and accepted by the share transfer agent.

The directors of the Company have not yet provided an estimated value of the investment in IWI.

3.1.2 Rhine Jewellery Limited ("RJL")

RJL is a company incorporated in Hong Kong and is a wholly owned subsidiary of RIHCL.

RJL, acting as the trading arm of the Rhine Group, distributed the jewellery manufactured in China to the customers all around the world. A substantial amount of RJL's sales were made to Imperial.

The directors advised that RJL operated a factory, namely Rhine Jewellery Pun Yu Factory ("Rhine Pun Yu"), in Pun Yu, People's Republic of China ("PRC"). The directors of the Company advised that Rhine Pun Yu operated at a loss in recent years and therefore had ceased production. According to the management accounts of Rhine Pun Yu as at 30 April 1998, the total amount of assets was HK$11,802,302 whilst the total amount of liabilities was HK$30,582,572.

RJL was also put into compulsory liquidation under a court order made on the same date of the liquidation of the Company. The Official Receiver was appointed as the Provisional Liquidator of RJL whilst Kennic Lai Hang Lui and Lauren Wu Lau were initially appointed as the Joint and Several Agents of the Official Receiver and Provisional Liquidator and subsequently as the Joint and Several Special Managers of RJL.

According to the accounting records of RJL, as at the date of liquidation, the total amount of liabilities of RJL was HK$156,561,988, out of which HK$94,821,161 was due to the Company. The total amount of assets of RJL was HK$101,810,572, out of which HK$13,368,717 was due from IWI. The amount of funds available for distribution to creditors as dividends would depend on the amount of funds realized from the assets after the cost of liquidation.

The directors of RJL have not yet lodged the Statement of Affairs and no information in respect of the estimated realizable amount is available.

3.1.3 Rainier Investment Holdings Corporation ("Rainier Holdings")

Rainier Holdings is incorporated in British Virgin Islands and is a wholly owned subsidiary of RIHCL. According to the management accounts of the Rainier Holdings as at 30 June 1998, the total amount of assets was HK$8 whilst the total amount of liabilities was HK$23,785.

Rainier Holdings has a wholly owned subsidiary, Rainier Jewellery Manufacturing Limited ("Rainier Manufacturing") which owns an industrial premises in Pun Yu, PRC and a 60% owned subsidiary, Leader Jewellery Limited ("Leader") which operates a factory in Foshan, PRC.

The  industrial  premises  was used by Rhine  Pun Yu,  a  factory  manufacturing jewelleries as a subcontractor for export and was operated under RJL. The directors estimated that the value of the industrial premises to be approximately RMB20,000,000. The premises was pledged to China Merchant Bank, Guangzhou Branch to secure a banking facility granted to Leader. The Joint and Several Special Managers were also advised that China Merchant Bank has taken legal proceedings against Rainier Manufacturing in demanding repayment of the outstanding indebtedness of approximately RMB19,000,000.

The directors advised that China Merchant Bank has a principle agreed to take possession of the industrial premises for full settlement of the indebtedness. The directors also advised that, in view of the inactive second market of the industrial premises in PRC, the arrangement would be beneficial to Rainier Manufacturing. If China Merchant Bank decided to take possession of the industrial premises owned by Rainier Manufacturing as settlement of the outstanding indebtedness owe by Leader, Rainier Manufacturing should take action to recover the amount from Leader.

According to the management accounts of the Rainier Manufacturing as at 30 June 1998, the total amount of assets was HK$21,1354,434 whilst the total amount of liabilities was HK$22,519,898.

Leader, a factory operation located in Foshan, operated a Jewellery manufacturing and retailing business in PRC. It was a Joint Venture between Rainier Manufacturing and Foshan Articraft Factory ("Foshan Articraft"), and the business was ceased in 1996 due to lack of working capital. According to the management accounts of Leader as at 31 December 1997, the total amount of assets was RMB22,412,776, out of which RMB20,722,194 represents accounts receivable. In view of the current position of Leader, the directors of the Company considered that a significant amount of provision on the recoverability of the accounts receivable was required. Accordingly the value of Leader may be greatly reduced. The total amount of liabilities was RMB10,304,169 and Leader has a shareholders' equity as at 31 December 1997 of RMB12,108,607.

It is noted that Foshan Articraft is demanding repayment of loan of RMB7,102,520 advanced to Rainier Manufacturing. The Joint and Several Special Managers were looking into the details of the claims. They have also visited Foshan Articraft and discussed with its director to explore the opportunity of realizing Rainier Manufacturing's 60% equity in Leader.

3.1.4 Liheng Investment (Shanghai) Company Limited ("Liheng")

Liheng, a company incorporated in the British Virgin Islands, is an indirectly wholly owned subsidiary of RIHCL.

According to information available, Liheng has 70% interest in Shanghai Lai Xing Real Estate Development Company Limited ("Shanghai Lai Xing"), a company incorporated in Shanghai, PRC.

According to the management accounts of Liheng as at 30 June 1998, the total amount of assets of Liheng was HK$141,585,974, representing investment in the amount due from Shanghahi Lai Xing. The total amount of liabilities of Liheng was HK$143,062,617, out of which HK$65,563,576 was due to the Company.

According to the directors, the main assets of Shanghai Lai Xing are properties under development, namely Laixing Garden and Rhine Plaza in Shanghai. Laixing Garden is developed for residential purpose with an area of 10,762 square meter. The Joint and Several Special Managers were advised that 94 units, representing 73% of the units in Laixing Garden, had been sold for RMB44M and there were still 34 unsold units. Rhine Plaza is developed for commercial purpose with an area of 31,119 square meter. The Joint and Several Special Managers were advised that 3,800 square meter representing 12.2% had been sold. It comprises of 10 floors of retail space and 17 floors of office units. The unaudited construction cost of work in progress up to December 1997 was approximately HK$234 million. The Rhine Plaza is approximately 75% completed and Shanghai Lai Xing is looking for further finance in PRC to complete the construction work. The directors estimated that the cost to complete the construction to be RMB76 million.

A company in Xiamen commenced legal proceedings in PRC on 18 June 1998 to claim a total of RMB55,080,000 against Ningbo Dili Group Company Limited ("Dili") and Shanghai Lai Xing under a Mortgage Agreement signed by Wang Ming Qiang, the chairman and managing director of the Company. The Joint and Several Special Managers were advised that Wang Ming Qiang was the president of Dili and owned 30% of its interest. The company in Xiamen also obtained a court order dated 26 June 1998 to freeze the assets of Dili and Shanghai Lai Xing up to a sum of RMB6,480,000.

The Duty Free Commodity Corporation Xiamen Special Economic Zone ("Duty Free") also commenced legal proceedings in PRC on 2 July 1998 to claim a total sum of RMB14,300,016 against Dili and Shanghai Lai Xing under a Mortgage Agreement signed by Wang Ming Qiang. Duty Free also obtained a court order dated 22 July 1998 to freeze the assets of Dili and Shanghai Lai Xing up to a sum of RMB14,300,016. In addition, a PRC court order dated 21 July 1998 to freeze 4,000 square meter of Rhine Plaza was received by Shanghai Lai Xing.

The other directors of the Company claimed that Wang Ming Qiang signed the Mortgage Agreements without the authority of the board of directors of the Company and the signing of the mortgage was not for the benefit of the Rhine Group but for the benefit of Dili.

The Joint and Several Special Managers were advised that on 20 September 1998, the Civil Court of Xiamen, Fujian had taken possession from Shanghai Lai Xing of 21 units of Rhine Plaza with a total value of approximately RMB19m.

The Joint and Several Special Managers had a meeting with the joint venture partner of Shanghai Lai Xing in respect of the liquidation of the Company and its implication on Shanghai Lai Xing. The Joint and Several Special Managers have also been contacting the lawyers previously engaged by Shanghai Lai Xing to handle the dispute arisen and the litigation against Wang Ming Qiang. However, the lawyers appeared to be passive and unhelpful.

The Joint and Several Special Managers were not able to obtain legal advice to date on whether the judgement orders made against Shanghai Lai Xing could be resinded. Due to lack of information, the financial damages suffered by Shanghai Lai Xing cannot yet be ascertained. In view of the current situation, it appears that Shanghai Lai Xing is facing difficulties in regard to continuous source of funds and various legal actions.

3.2  Rhine Strategic Investment Limited ("RSIL")

RSIL,a wholly owned subsidiary of the Company, is incorporated in the British Virgin Islands.

According to information available in the Company's records, RSIL acts as an investment holding company for interests in various subsidiaries and associated companies. The principal subsidiaries include Lenten Enterprises Limited ("Lenten") and Team Time Limited ("Team Time")

According to the management accounts of RSIL as at 30 June 1998, the total amount of assets of RIHCL was HK$22,959,225 whilst the total amount of liabilities was HK$22,975,368, out of which HK$21,900,000 was an amount due to Mr. Wang Ming Qiang, a director of the Company.

The majority of assets of RSIL represented an amount due from the Company of HK$15,683,493 and an amount due from RJL of HK$6,200,000. After reviewing the accounts of RSIL, it was noted that these two inter-company balances were the result of certain journal entries being put through the books. Further investigation work would be required in order to ascertain the validity of the various transactions recorded in the books.

3.2.1 Lenten Enterprises Limited ("Lenten")

Lenten, a wholly owned subsidiary of RSIL, is incorporated in the British Virgin Islands.

According to information available in the Company's records, Lenten holds 50% equity of Studio International (Far East) Limited ("Studio"), a company incorporated in Hong Kong The directors represented that the principal business of Studio was garments trading in Hong Kong and Zhuhai, PRC. The directors advised that Studio had suffered significant losses and trading was ceased. The directors further advised that Studio still have some stock on hand located both in Hong Kong and Zhuhai. The Joint and Several Special Managers were unable to locate the management accounts of Studio in the Company's records.

According to the management accounts of Lenten as at 30 June 1998, the total amount of assets was HK$25,042,125, represented the investment in and amount due from Studio. The total amount of liabilities was HK$25,093,823, out of which HK$14,661,359 was amount due to the Company.

3.2.2 Team Time Limited ("Team Time")

From the investigation to date, it appears that RSIL may have an interest in Team Time. The directors represented that RSIL had entered into an agreement with a third party to dispose of its 62% equity in Team Time during 1995 and its remaining 38% equity in Team Time during 1996. These two transactions had been disclosed in the Company's Annual Report for the respective years. One of the directors however represented that the agreements were later cancelled and Team Time was still a wholly owned subsidiary of RSIL. The Joint and Several Special Managers have not been able to obtain any documents evidencing the cancellation of the agreements.

Team Time acquired 49% of the Dong Guan New World Crystal Manufacture Company Limited ("New World Crystal") at RMB18.52 million.

Team Time entered into an agreement with Tianjin Standard International Building Materials Industrial Company Limited ("Standard International), a company incorporated in Tianjin, in 1996 whereby Team Time agreed to sell its 49% interest in New World Crystal to Standard International for RMB18.52 million. The first installment of RMB9.02 million was to be paid before 30 June 1996 and the second installment of RMB9.5 million was to be paid before 30 June 1997. Standard International had only paid the first installment.

Team Time had engaged a collection agent to recover the default payment of RMB9.5 million on 15 July 1998. The Joint and Several Special Managers had a meeting and various discussions with the collection agent and it is uncertain at this point in time that the outstanding debt will be recoverable.

The Joint and Several Special Managers are in the opinion that further investigation work is required on Team Time to confirm whether the Company or RSIL, still has any interest in Team Time before taking steps in recovering the amount due from Standard International.

3.3  Rhine Jewellery GmbH ("RG")

RG, a company incorporated in Germany, is a wholly owned subsidiary of the Company.

RG operates a show room in Germany with the objective to increase the market exposure of the Company's business in Europe. The directors of the Company however were not satisfied with the sales performance. A turnover of only DM60,275 (approximately HK$289,320) was recorded for the year ended 30 June 1998.

According to the accounting records of RG, the total amount of assets and the total amount of shareholders' deficiency of RG as at 30 June 1998 were DM695,106 (approximately HK$3,336,509) and DM1,646,071 (approximately HK$7,901,141) respectively. The major asset is inventory. It was noted that the amount due by RG to RJL, a fellow subsidiary of RG, as at 30 June 1998 amounted to DM1,450,570 (approximately HK$6,962,736).

The directors advised that RG had ceased trading. The Joint and Several Special Managers are of the opinion that RG should be put into liquidation in order to secure the inventory remained in the hands of RG's manager in Germany.

3.4  Haupia Corporation ("Haupia")

Haupia, a company incorporated in the British Virgin Islands, is a wholly owned subsidiary of the Company.

According to the management accounts of Haupia as at 30 June 1998, the total amount of assets was HK$33 whilst the total amount of liabilities was HK$3,905,395, out of which HK$1,155,150 was due to group companies.

Haupia was previously engaged in Jewellery retail business in Beijing. The business was unsuccessful and therefore trading was terminated. During the time of the business in operation, Haupia acquired 4 properties in Beijing, two of which were commercial units whilst two of which were residential units. The registered owner of the properties was however not Haupia but Hung Chow Lai Xing ("Manna Chow"), the manager of Haupia. Manna Chow signed an affidavit in April 1995 confirming that the said properties were in fact the assets of Haupia and did not belong to her.

In May 1997, RJL entered into an agreement with Manna Chow whereby the said properties were sold to her for RMB3.86 million. The first payment of RMB1 million is to be made on or before 31 May 1997, second payment of RMB1m to be made on or before 30 June 1997 and the final payment of RMB1.86 million is to be made on or before 31 July 1997. Manna Chow defaulted in making all of the payments.

Haupia had engaged a collection agent to recover the default payment of RMB3.86 million on 15 July 1998. The Joint and Several Special Managers had a meeting and various discussions with the collection agent an it is uncertain at this point in time that the outstanding debt will be recoverable.

4.   Rental and sundry deposits and Prepayments

Details of the rental and sundry deposits as at 2 September 1998 are summarized below:

                                                                             HK$
Prepayment of Stock Exchange Listing Fees 9/98 to 12/98                   68,333
Convertible Note issuing expenses                                        226,882
Rental deposits (2 months)                                               209,536
Prepaid Insurance                                                         16,359
Maintenance fees                                                           7,309
Other miscellaneous deposits                                              24,816
                                                                       ---------
                                                                         553,235
                                                                       =========
The Joint and Several Special Managers have reviewed the above items and considered the Stock Exchange Listing Fees of HK$68,333 and the Convertible Note issuing expenses of HK$226,882 have no realizable value.

The Company has two months rental charges unpaid as at 2 September 1998 and therefore it would be unlikely that any balance of the rental deposits could be refundable.

The Joint and Several Special Managers would arrange for the refund of various deposits totalling HK$48,484, if refundable.

5.   Bank balance

Details of the bank balances as at 2 September 1998 are summarized below:

Name of banker                                                              HK$

Hongkong and Shanghai Banking Corporation Limited                       655,977
Standard Charter Bank                                                     9,432
China & South Sea Bank                                                    8,899
Bank of China                                                             1,100
Hua Chiao Bank                                                            5,896
                                                                        --------
                                                                        681,304
                                                                        ========

The above balances only represent the amounts shown in the accounting records of the Company. The balances may be before unrepresented cheque and may have been used as securities of any bank indebtedness due by the Company or its subsidiaries and therefore be subject to any claim made by the banks.

6.   Liabilities

According to the information available in the Company's accounting records as at 2 September 1998, the liabilities of the Company comprise of the following:

                                                                           HK$
         Secured
                  Hire purchase creditors                            1,063,582
                                                                    ----------
         Unsecured
                  Accrued charges and accounts payable              17,949,465
                  Bank overdraft                                       700,305
                  Convertible Notes (redemption premium included)  184,748,266
                                                                   -----------
                                                                   203,398,036
                                                                   -----------
         Total indebtedness                                        204,461,618
                                                                   ===========

6.1  Secured creditors

The amount of hire purchase creditors due to Avco Financial Limited has been discussed in the section "Fixed Assets" and the Joint and Several Managers are awaiting to received the statement of disposal of the motor vehicle. It is likely that the amount due would be reduced.

6.2  Unsecured creditors

Accrued charges and accounts payable represent the amount due to various professionals and suppliers. Details of the amount are attached at Appendix I.

Bank overdraft represents the overdraft balance due to Sin Hua Bank Limited. The directors advise the Joint and Several Managers that the overdraft was unsecured and not guaranteed by any directors of officers.

Convertible Notes represent the amount due to the holders of the Company's USD/CHF Convertible Notes 1994/1998, including the redemption premium. The issue value of the Convertible Notes was CHF30,000,000 whilst the outstanding face value of the Convertible Notes is CHF29,950,000, or HK$157,161,379. The redemption premium shown in the accounting records is HK$27,586,887. The Joint and Several Managers understand that Bank von Ernst ("the Notes Manager"), a bank with operations in Switzerland, is the manager of the Convertible Notes. The Convertible Notes bear interest at 2% per annum for the year between 1994 and 1998 and a 19% premium would be levied on the face value of the notes upon redemption. The Convertible Notes are bearer notes and accordingly the Notes Manager do not have a list of Note Holders.

The accounting records of the Company did not provide for the amount due to the petitioning creditors totalling HK$6,294,932 as the Company did not directly borrow from the petitioning creditors. The amount due was the result of default payment by RJL to which the Company has provided a corporate guarantee. However it is noted that, according to the accounting records of RJL, the amount due to the petitioning creditors was HK$5,751,542 as detailed in Appendix II.

6.3  Preferential Creditors

It is noted from the Company information that as at 2 September 1998, the Company had an accrual of directors remuneration and outstanding salaries totalling HK$3,956,063 included in Accrued charges and accounts payable. The preferential portion is to be assessed.

IV.  Other work performed by the Joint and Several Managers/Agents

1.   General duties

1.1 Writing to the directors of the Company to advise them of the winding up order and the appointment of the Provisional Liquidation of his agent, and advising the directors of the Company of their cessation of power to manage the Company.

1.2 Writing to the auditors and solicitors of the Company to advise them of the winding up order and the appointment of the Provisional Liquidator and his agent.

1.3 Writing to the Stock Exchange Hong Kong to advise them of the winding up order and the appointment of the Provisional Liquidator and his agent.

1.4 Writing to the subsidiaries of the Company of the winding up order and the appointment of the Provisional Liquidator and his agent.

1.5 Meetings with the directors of the Company, whoever are available, and enquiring into the affairs of the Company and its subsidiaries.

1.6  Reviewing the statutory records of the Company.

1.7 Hiring 3 ex-employees of the Group to assist the Provisional Liquidator an his Agents in updated the accounting records.

1.8 Arranging for the computer network of the Company to be removed from the Company's premises and reinstalled.

1.9 Providing assistance to the directors of the Company in preparing the Statement of Affairs by providing the updated management accounts of the Company as at the date of the winding up.

1.10 Arranging for the packing and storage of the Company's records and preparing an inventory of the packed records thereto.

1.11 Arranging to vacant the Company's leased premises.

2.   Assets

2.1  Securing the Company's premises by replacing locks

2.2  Opening a bank account in Hong Kong

2.3  Arranging for the insurance of the seized physical assets

2.4  Establishing the inter-company balances of the group companies

2.5 Investigating and assessing if there were any assets vested in the subsidiaries

2.6 Looking into the possibilities in disposing of the Company's equity in the subsidiaries

2.7  Assessing the value of the Company as a listed shell

2.8 Meeting with various personnel, relating to the affairs of the subsidiaries with a view to maximize the benefits to the creditors of the Company.

3.   Creditors

3.1  Preparing a list of creditors for the Provisional Liquidator

3.2  Writing  to  the   petitioning   creditor  and  contacting  the  solicitors
     representing the petitioning creditor.

V.   Receipts and Payments of the Joint and Several Managers

The Receipts and Payments Accounts of the Joint and Several Managers for the period from 2 September 1998 to 9 October 1998 are as follows:

                                                               HK$          HK$

Receipts:    Refund of deposits                             150.00
             Petty cash                                   6,066.21
                                                         ---------
                                                                        6,216.21

Payments:    Removal and re-installation of computer
             equipment                                                  4,380.00
                                                                        --------
Balance held by the Joint and Several Managers            1,836.21
                                                         ---------

VI.  Receipts and Payments of the Official Receiver and Provisional Liquidator

The Receipts and Payments Accounts of the Official Receiver and Provisional Liquidator for the period from 2 September 1998 to 9 October 1998 are as follows:

                                                            HK$              HK$

Receipts:    Bank balance                            672,173.18
             Repayment for termination of
               Insurance                             249,904.16
             Interest                                  1,788.87
             Petitioner's deposit                     12,150.00
                                                     ----------
                                                                      936,016.21
Payments:    Traveling & transportation charges           35.60
             Sundry expenses                             102.00
             Official Receiver's costs                   120.00
                                                     -----------          257.60
Balance held by the Official Receiver and                             ----------
Provisional Liquidator
                                                                      935,758.61
                                                                      ==========